UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F x Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes __ No x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ No x

BLADEX ANNOUNCES APPOINTMENT OF DIRECTOR

Panama City, Republic of Panama, April 11, 2023 - After a thorough selection process, in compliance with applicable laws and regulation, and as provided for in the Articles of Incorporation, on March 30, 2023, the Board of Directors of Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”) appointed Ms. Angelica Ruiz Celis as Class E Director to replace Ms. Lorenza Martinez Trigueros, who tendered her resignation on May 30, 2022.

Angelica Ruiz Celis’ initial term shall expire on the date of the Annual Meeting of Shareholders of the year 2025.

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing of its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries, commercial banks and financial institutions, and institutional and retail investors through its public listing.

For further information on Bladex, please access its website at www.bladex.com or contact:

Carlos Daniel Raad – Chief Investor Relations Officer
E-mail address: craad@bladex.com / ir@bladex.com. Tel.: (+507) 366-4925 ext. 7925
Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,
Panama, Republic of Panama

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2023

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez
Title: CFO